NEWS

FOR IMMEDIATE RELEASE

TSX STOCK SYMBOL:       RUS, RUS.PR.C

THUNDER BAY TERMINALS SIGNS CONTRACT WITH ELK VALLEY COAL

TORONTO, CANADA -- June 19, 2003 -- Russel Metals Inc. announced today that Thunder Bay Terminals Ltd., the Company's wholly owned subsidiary, has entered into a 5 year contract with Elk Valley Coal Corporation to handle all of its eastbound coal moving to a Great Lakes destination through a Canadian port.  The contract is estimated to be valued in excess of Cdn. $20 million.

Hilary Goldenberg, President and CEO of Thunder Bay Terminals Ltd. stated, "We are pleased to be entering into this long term arrangement with Elk Valley Coal Corporation.  This contract furthers our goal of establishing long term relationships with leading shippers of bulk commodities and becoming a fully integrated link in their eastbound supply chain."

Jim Gardiner, President and CEO of Elk Valley Coal Corporation stated, "In the export coal industry, we work closely with suppliers to ensure our products are delivered to our customers efficiently and effectively. By signing this agreement with Thunder Bay Terminals, we are placing our confidence in a supplier who is a reliable service provider with a proven track record in handling bulk commodities."

Thunder Bay Terminals Ltd. is a state-of-the-art bulk handling facility, designed to transfer bulk commodities, including coal, potash and agricultural products directly from rail cars to vessels.  It has on-site storage for up to two million tonnes of coal and an annual throughput capacity of 11 million tonnes.  The terminal also serves Ontario Power Generation as a fully integrated coal handling partner for the supply of coal to its adjacent Thunder Bay Generating Station.

Russel Metals is one of the largest metals distribution companies in North America.  It carries on business in three metals distribution segments: service center, energy sector and import/export, under various names including Russel Metals, A.J. Forsyth, Arrow Steel Processors, B&T Steel, Baldwin International, Comco Pipe and Supply, Drummond McCall, Fedmet Tubulars, McCabe Steel, Métaux Russel, Milspec Industries, Pioneer Pipe, Russel Metals Williams Bahcall, Spartan Steel Products, Sunbelt Group, Triumph Tubular & Supply, Vantage Laser, Wirth Steel and York Steel.

Elk Valley Coal Corporation is a wholly owned subsidiary of the Elk Valley Coal Partnership.  With assets comprised of Canada’s senior metallurgical coal mining properties, the Partnership is capable of supplying approximately 25 million tonnes of high-quality coal products annually to the international steel industry. Fording Canadian Coal Trust, through its wholly owned subsidiary Fording Inc., owns a 65-percent interest in the Partnership and Teck Cominco Limited is the managing partner with a 35-percent interest.

For further information, contact:
Hilary J. Goldenberg,
President & CEO
Thunder Bay Terminals Ltd.
Tel:  (807) 625-7800
Web site : www.russelmetals.com
e-mail: info@russelmetals.com